EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-102169 on Form S-3; Registration Statement No. 33-57673 on Form S-8; Registration Statement No. 33-11631 on Form S-8; Registration Statement No. 33-57470 on Form S-3; Registration Statement No. 333-27079 on Form S-8; Registration Statement No. 333-87869 on Form S-8; Registration Statement No. 333-88067 on Form S-8; Registration Statement No. 333-85218 on Form S-3; Amendment No. 1 to Registration Statement No. 333-102173 on Form S-3 and Registration Statement No. 333-82588 on Form S-8 of FPL Group, Inc., of our report dated February 13, 2003, appearing in this Annual Report on Form 10-K of FPL Group, Inc. for the year ended December 31, 2002.

We also consent to the incorporation by reference in Registration Statement No. 33-40123 on Form S-3 and Amendment No. 1 to Registration Statement No. 333-102172 on Form S-3 of Florida Power & Light Company, of our report dated February 13, 2003, appearing in this Annual Report on Form 10-K of Florida Power & Light Company for the year ended December 31, 2002.

We also consent to the incorporation by reference in Registration Statement No. 333-85218-01 on Form S-3 and Amendment No. 1 to Registration Statement No. 333-102173-01 on Form S-3 of FPL Group Capital Inc, of our report dated February 13, 2003, appearing in this Annual Report on Form 10-K of FPL Group, Inc. for the year ended December 31, 2002.

We also consent to the incorporation by reference in Amendment No. 1 to Registration Statement No. 333-102173-03 on Form S-3 of FPL Group Capital Trust I and Amendment No. 1 to Registration Statement No. 333-102173-02 on Form S-3 of FPL Group Capital Trust II, of our report dated February 13, 2003, appearing in this Annual Report on Form 10-K of FPL Group, Inc. for the year ended December 31, 2002.

DELOITTE & TOUCHE LLP

Miami, Florida
March 25, 2003